Exhibit 99.1

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS THIRD QUARTER ENDED JUNE 28, 2014

Montreal, Quebec, July 31, 2014: Consolidated sales for the three-month period ended June 28, 2014, were $404 million, as compared to $399 million in the same quarter a year ago. The Company generated net earnings of $30 million or $0.30 per share in the June 2014 quarter compared to a net loss of $7 million or $0.07 per share in the June 2013 quarter. The June 2014 results include a gain of $14 million related to the sale of land. Operating earnings before depreciation, amortization and other items (adjusted EBITDA) was $30 million for the three-month period ended June 28, 2014, as compared to adjusted EBITDA of $30 million a year ago and adjusted EBITDA of $18 million in the prior quarter.

Business Segment Results

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $19 million on sales of $126 million for the quarter ended June 2014, compared to adjusted EBITDA of $18 million on sales of $128 million in the prior quarter. Demand for specialty grades was flat while US and euro prices were relatively unchanged quarter-over-quarter. The prior quarter sales included a $2 million favourable adjustment for volume penalties paid by customers relating to the calendar 2013 period. Currency was unfavourable during the quarter as the Canadian dollar strengthened by 1.1% versus the US dollar and the euro. Overall, Canadian dollar equivalent pricing for specialty grades declined by $77 per tonne. US dollar prices for viscose grades also declined. Combined with the unfavourable currency effect, prices declined by $51 per tonne. The viscose market remains oversupplied and prices are relatively low. Overall, pricing reduced adjusted EBITDA by $4 million. Shipments were equal to 80% of capacity as compared to 81% in the prior quarter. Costs declined by $3 million due to the reversal of net realizable value write-downs as the Temiscaming mill shipped more viscose grade pulp than it had produced. Higher profitability in the chemicals business increased adjusted EBITDA by a further $2 million. The Specialty Cellulose Pulp segment generated operating earnings of $15 million, unchanged from the prior quarter.

The Forest Products segment generated adjusted EBITDA of $5 million on sales of $108 million for the quarter ended June 2014, compared to adjusted EBITDA of $3 million on sales of $112 million in the prior quarter. Lumber shipments were equal to 84% of capacity versus 83% in the prior quarter. During the quarter, the random length lumber reference price declined by US $24 per mbf while the reference price for stud lumber increased by US $11 per mbf. The gap between the two grades narrowed as expected. Currency was unfavourable as the Canadian dollar averaged US $0.917, a 1.1% increase from US $0.907 in the prior quarter. The net effect decreased sales and adjusted EBITDA by $1 million or $6 per mbf. Costs decreased by $4 million. The spring and summer months are also seasonally lower operating cost periods. The Forest Products segment generated operating earnings of $4 million, compared to operating earnings of $1 million in the prior quarter.

The Paper Pulp segment generated adjusted EBITDA of $3 million on sales of $102 million for the quarter ended June 2014, compared to adjusted EBITDA of $2 million on sales of $62 million in the prior quarter. Market conditions for paper pulp remained relatively weak although demand was stable. Pulp shipments were equal to 117% of capacity as compared to 70% in the prior quarter. Export shipments in the prior quarter were negatively impacted by winter storms that led to delays and congestion at several East Coast ports normally utilized by the Company. The shortfall in shipments was made up in the June 2014 quarter. The benchmark price (delivered China) for bleached eucalyptus kraft (BEK) decreased by US $49 per tonne. However, this decline did not impact US $ high-yield pulp prices. Currency was unfavourable as the Canadian dollar strengthened during the quarter. Average selling prices declined by $12 per tonne, reducing adjusted EBITDA by $2 million. Manufacturing costs decreased by $3 million, primarily due to lower fibre costs. The Paper Pulp segment generated operating earnings of $1 million, compared to an operating loss of $1 million in the prior quarter.

The Paper segment generated adjusted EBITDA of $8 million on sales of $89 million for the quarter ended June 2014, compared to negative adjusted EBITDA of $1 million on sales of $84 million in the prior quarter. The coated bleached board market improved slightly. The shipment to capacity ratio was 96% compared to 94% in the prior quarter. The US $ benchmark price for coated bleached board increased by US $32 per short ton. Currency was negative as the Canadian dollar strengthened during the quarter. Overall, average selling prices for coated bleached board were unchanged quarter-over-quarter. Bleached board costs increased by $1 million, primarily for freight. The newsprint market remained weak with continued decreases in North American demand. The shipment to capacity ratio was 89% compared to 81% in the prior quarter. The US $ benchmark price for newsprint was unchanged at US $605 per tonne. The stronger Canadian dollar resulted in a $7 per tonne decline in newsprint realizations. Manufacturing costs at the Kapuskasing newsprint mill decreased by $10 million, primarily for energy. The prior quarter’s costs had been negatively affected by the abnormally cold weather that led to a shortage of natural gas, which in turn caused significant increases to the cost of purchased electricity in the Province of Ontario. The newsprint mill also took six days of unplanned downtime in the prior quarter to mitigate the impact of the higher electricity rates. The Paper segment generated operating earnings of $7 million, compared to an operating loss of $2 million in the prior quarter.

BC Land Sales Initiative

The Company continued with its BC Land Sales Initiative. The objective is to realize up to $70 million in gross proceeds by December 2014. During the June 2014 quarter, the Company completed three land sales for proceeds of $16 million, bringing total sales to date to $39 million. The Company also has an agreement to sell additional parcels for $20 million. The transaction is conditional on the purchaser obtaining adequate financing. There can be no assurance that the transaction will be consummated or that the Company will attain its stated objective.

Temiscaming Cogen Project Update

The Company had previously indicated that the total construction cost of the project would be approximately $235 million. Updated projections now indicate that approximately $255 million will be required to complete the project. The overrun is largely due to higher labour costs. The initial estimate contemplated total labour man-hours of 810,000. To the end of June 2014, labour man-hours had reached 775,000 and projections indicate a further 152,000 man-hours will be required to complete the construction work, for a projected total of 927,000 man-hours. As a significant portion of the additional man-hours relate to higher cost specialized trades, the fully-loaded cost per man-hour is forecasted to be 7% higher than originally planned. The boiler erection is essentially completed and the remaining work will focus on piping, insulation and electrical work. The commissioning of several ancillary systems has begun and will accelerate as the summer progresses. The turbine was originally scheduled to produce contract power by mid-October 2014. This is now expected to occur in late-November 2014, a delay of approximately five weeks.

Outlook

Overall, the June 2014 quarterly results were better than anticipated. After experiencing relatively harsh winter conditions in the March 2014 quarter, all four business segments benefited from higher productivity and lower costs. This more than offset the negative effect of a stronger Canadian dollar and lower selling prices. The Specialty Cellulose segment results improved by $1 million due to lower costs at both pulp mills. The decline in specialty pulp prices was expected as the prior quarter had benefited from customer minimum volume penalties. The current quarter reflected the full impact of the lower contract prices that came into effect in January 2014. Prices for viscose grade also dropped in the most recent quarter. This market remains oversupplied and US $ prices are relatively low. Market conditions should remain at this level for the remainder of the calendar year. The improved results in the Forest Products segment were also driven by lower costs as the spring and summer months are normally lower cost periods for the sawmills. Stud lumber prices increased, closing the gap with random lumber as the latter declined. We anticipate similar results in the coming quarter. The Paper Pulp segment results saw a small improvement in profitability due to lower costs. The segment was able to make up for the weather related shortfall in shipments from the prior quarter. The new South American hardwood paper pulp capacity is impacting prices and we anticipate marginal profitability from this segment until the market absorbs this new capacity. The Paper segment rebounded well from what had been a very challenging March quarter, which was impacted by high prices for natural gas and electricity. The coated bleached board market is stable, but the export market for newsprint, on which North American producers are placing greater reliance, is under pressure.

The Company is looking forward to completing the construction of the Temiscaming, QC, specialty cellulose Cogen project in the coming quarter. While the total estimated cost has increased, the project remains a critical element that will materially improve the mill's cost structure and margins. The Company is placing significant emphasis on training and commissioning in order to ensure a successful start-up of the boiler and turbine. The Company is also looking to complete the BC Land Sales Initiative. To date, $39 million has been realized and the Company will be focused on generating additional land sales in order to reach its $70 million objective.

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. With annual sales of approximately $1.6 billion, Tembec has 3,500 employees and is listed on the TSX (TMB). The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended June 28, 2014, can be obtained on Tembec’s website at www.tembec.com or on SEDAR at www.sedar.com.

The Company`s financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA and certain other financial measures utilized in the press release are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the interim Management Discussion and Analysis (MD&A).

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities, including under the “risk factors” section of the Company’s most recent Annual Information Form. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Human Resources and Corporate Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com

Management’s Discussion and Analysis
for the quarter ended June 28, 2014

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its third fiscal quarter ended June 28, 2014. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 28, 2014, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 28, 2013, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt to total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities, including under the “risk factors” section of the Company’s most recent Annual Information Form. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at July 31, 2014, the date of filing in conjunction with the Company’s press release announcing its results for the third fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14

Sales	376	407	399	352	354	362	404	-
Freight and other deductions	50	54	54	43	44	44	55	-
Lumber export taxes	1	-	1	1	1	(1)	-	-
Cost of sales	286	310	296	268	278	284	302	-
SG&A	19	19	18	16	17	18	15	-
Share-based compensation	1	-	-	-	1	(1)	2	-
Adjusted EBITDA	19	24	30	24	13	18	30	-

Depreciation and amortization	11	9	9	11	8	9	9	-
Other items	1	24	3	1	(14)	6	(13)	-
Operating earnings (loss)	7	(9)	18	12	19	3	34	-
Interest, foreign exchange and other	12	10	10	13	9	9	10	-
Exchange loss (gain) on long-term debt	4	6	11	(7)	12	11	(12)	-
Pre-tax earnings (loss)	(9)	(25)	(3)	6	(2)	(17)	36	-
Income tax expense (recovery)	6	6	4	(8)	(4)	11	6	-
Net earnings (loss)	(15)	(31)	(7)	14	2	(28)	30	-

IMPACT OF CHANGE IN ACCOUNTING STANDARD

In fiscal 2014, the Company adopted International Accounting Standard (IAS) 19, Employee Benefits. The adoption of the new standard had limited impact on adjusted EBITDA and operating results. The prior year comparative amounts have been restated. The following summarizes the impact on fiscal 2013 quarterly and total year operating results.

	($ millions)
					TOTAL
	Dec 12	Mar 13	Jun 13	Sep 13	2013
Adjusted EBITDA
As reported	19	24	30	25	98
Restated	19	24	30	24	97

Operating earnings (loss)
As reported	7	(8)	17	13	29
Restated	7	(9)	18	12	28

A more detailed review of the impact of the new standard is included in Note 2 of the unaudited interim consolidated financial statements.

JUNE 2014 QUARTER VS MARCH 2014 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	March	June	Total	Price	Volume & Mix
	2014	2014	Variance	Variance	Variance
Forest Products	112	108	(4)	(1)	(3)
Specialty Cellulose Pulp	128	126	(2)	(3)	1
Paper Pulp	62	102	40	(2)	42
Paper	84	89	5	(1)	6
Corporate	4	4	-	-	-
	390	429	39	(7)	46
Less: Intersegment Sales	(28)	(25)	3
Sales	362	404	42

Sales increased by $42 million as compared to the prior quarter. Currency had a negative effect on pricing as the Canadian dollar averaged US $0.917, a 1.1% increase from US $0.907 in the prior quarter. Forest Products segment sales decreased by $4 million due to lower shipments and lumber selling prices. Specialty Cellulose Pulp segment sales decreased by $2 million due to lower prices. Paper Pulp segment sales increased by $40 million due to significantly higher shipments. Paper sales increased by $5 million due to higher shipments.

ADJUSTED EBITDA
$ millions	March	June	Total	Price	Cost & Volume
	2014	2014	Variance	Variance	Variance
Forest Products	3	5	2	(1)	3
Specialty Cellulose Pulp	18	19	1	(3)	4
Paper Pulp	2	3	1	(2)	3
Paper	(1)	8	9	(1)	10
Corporate	(4)	(5)	(1)	-	(1)
	18	30	12	(7)	19

Adjusted EBITDA increased by $12 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA improved by $2 million as a result of lower costs. Specialty Cellulose Pulp segment adjusted EBITDA increased by $1 million due to lower costs, partially offset by lower prices. Paper Pulp segment adjusted EBITDA improved by $1 million due to lower costs, partially offset by lower prices. Paper segment adjusted EBITDA increased by $9 million as a result of lower costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	June	Total	EBITDA	Depreciation	Other Items
	2014	2014	Variance	Variance	Variance	Variance
Forest Products	1	4	3	2	1	-
Specialty Cellulose Pulp	15	15	-	1	(1)	-
Paper Pulp	(1)	1	2	1	1	-
Paper	(2)	7	9	9	-	-
Corporate	(10)	7	17	(1)	(1)	19
	3	34	31	12	-	19

The Company generated operating earnings of $34 million compared to operating earnings of $3 million in the prior quarter. In addition to the previously noted improvement in adjusted EBITDA, the current quarter other items include a gain of $14 million relating to the sale of land. In the prior quarter, the Company had absorbed a $7 million charge on the termination of a defined benefit pension plan. A more detailed explanation of segment variances is included in the analysis that follows.

JUNE 2014 QUARTER VS MARCH 2014 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	March	June
	2014	2014	Variance
Financial ($ millions)
Sales (1)	112	108	(4)

Freight and other deductions	11	11	-
Lumber export taxes	(1)	-	(1)
Cost of sales	96	89	7
SG&A	3	3	-
Adjusted EBITDA	3	5	2

Depreciation and amortization	2	1	1

Operating earnings	1	4	3

Shipments

SPF lumber (mmbf)	177	178	1

Benchmark Prices
KD #2 & better delivered G.L. (US $ per mbf)	457	433	(24)
KD stud delivered G.L. (US $ per mbf)	393	404	11
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $5 million on sales of $108 million for the quarter ended June 2014, compared to adjusted EBITDA of $3 million on sales of $112 million in the prior quarter. Sales decreased by $4 million due to lower shipments of logs and selling prices.

Lumber shipments were equal to 84% of capacity versus 83% in the prior quarter. During the quarter, the random length lumber reference price declined by US $24 per mbf while the reference price for stud lumber increased by US $11 per mbf. The gap between the two grades narrowed as expected. Currency was unfavourable as the Canadian dollar averaged US $0.917, a 1.1% increase from US $0.907 in the prior quarter. The net effect decreased sales and adjusted EBITDA by $1 million or $6 per mbf. Costs decreased by $4 million. The spring and summer months are also seasonally lower operating cost periods.

During the June 2014 quarter, the Company did not incur a charge related to lumber export taxes as compared to a credit of $1 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based on selling prices. During the prior quarter, an arbitration ruling reduced the export tax payable by Ontario and Quebec producers. The ruling applied retroactively to shipments since October 13, 2013. The reversal of prior period export taxes resulted in the $1 million recovery recognized in the prior quarter. At current price levels, the Company does not incur export taxes on lumber shipped to the U.S.

The Forest Products segment generated operating earnings of $4 million, compared to operating earnings of $1 million in the prior quarter. The increase in adjusted EBITDA led to the improvement in operating results.

JUNE 2014 QUARTER VS MARCH 2014 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	March	June
	2014	2014	Variance
Financial ($ millions)
Sales - Pulp	101	93	(8)
Sales - Chemicals	27	33	6
	128	126	(2)

Freight and other deductions	11	11	-
Cost of sales	94	91	3
SG&A	5	5	-
Adjusted EBITDA	18	19	1

Depreciation and amortization	3	4	(1)
Operating earnings	15	15	-

Shipments
Specialty grades (000's tonnes)	49	46	(3)
Viscose grades (000's tonnes)	14	16	2
	63	62	(1)

Average prices
Specialty grades (C $ per tonne)	1,802	1,725	(77)
Viscose grades (C $ per tonne)	924	873	(51)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $19 million on sales of $126 million for the quarter ended June 2014, compared to adjusted EBITDA of $18 million on sales of $128 million in the prior quarter. The pulp sales decrease of $8 million was due to lower prices. The increase in chemical sales was due to a combination of higher prices and shipments.

Demand for specialty grades was flat while US and euro prices were relatively unchanged quarter-over-quarter. The prior quarter sales included a $2 million favourable adjustment for volume penalties paid by customers relating to the calendar 2013 period. Currency was unfavourable during the quarter as the Canadian dollar strengthened by 1.1% versus the US dollar and the euro. Overall, Canadian dollar equivalent pricing for specialty grades declined by $77 per tonne. US dollar prices for viscose grades also declined. Combined with the unfavourable currency effect, prices declined by $51 per tonne. The viscose market remains oversupplied and prices are relatively low. Overall, pricing reduced adjusted EBITDA by $4 million. Shipments were equal to 80% of capacity as compared to 81% in the prior quarter. Costs declined by $3 million due to the reversal of net realizable value write-downs as the Temiscaming mill shipped more viscose grade pulp than it had produced. Higher profitability in the chemicals business increased adjusted EBITDA by a further $2 million. Finished goods inventories of specialty cellulose pulp were at approximately 38 days of supply at the end of June 2014, compared to 34 days at the end of the prior quarter.

The Specialty Cellulose Pulp segment generated operating earnings of $15 million, unchanged from the prior quarter.

JUNE 2014 QUARTER VS MARCH 2014 QUARTER

SEGMENT RESULTS – PAPER PULP

	March	June
	2014	2014	Variance
Financial ($ millions)
Sales (1)	62	102	40

Freight and other deductions	11	21	(10)
Cost of sales	47	77	(30)
SG&A	2	1	1
Adjusted EBITDA	2	3	1

Depreciation and amortization	3	2	1
Operating earnings (loss)	(1)	1	2

Shipments
High-yield pulp (000's tonnes)	85	150	65
Internal (000's tonnes)	14	15	1
Total	99	165	66

Benchmark Prices
BEK - delivered China (US $ per tonne)	637	588	(49)
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $3 million on sales of $102 million for the quarter ended June 2014, compared to adjusted EBITDA of $2 million on sales of $62 million in the prior quarter. The $40 million increase in sales was caused by higher shipments.

Market conditions for paper pulp remained relatively weak although demand was stable. Pulp shipments were equal to 117% of capacity as compared to 70% in the prior quarter. Export shipments in the prior quarter were negatively impacted by winter storms that led to delays and congestion at several East Coast ports normally utilized by the Company. The shortfall in shipments was made up in the June 2014 quarter. The benchmark price (delivered China) for bleached eucalyptus kraft (BEK) decreased by US $49 per tonne. However, this decline did not impact US $ high-yield pulp prices. Currency was unfavourable as the Canadian dollar averaged US $0.917, a 1.1% increase from US $0.907 in the prior quarter. Average selling prices declined by $12 per tonne, reducing adjusted EBITDA by $2 million. Manufacturing costs decreased by $3 million, primarily due to lower fibre costs. Paper Pulp inventories were at 28 days of supply at the end of June 2014, as compared to 48 days at the end of March 2014.

The Paper Pulp segment generated operating earnings of $1 million, compared to an operating loss of $1 million in the prior quarter.

JUNE 2014 QUARTER VS MARCH 2014 QUARTER

SEGMENT RESULTS – PAPER

	March	June
	2014	2014	Variance
Financial ($ millions)
Sales	84	89	5

Freight and other deductions	11	12	(1)
Cost of sales	71	66	5
SG&A	3	3	-
Adjusted EBITDA	(1)	8	9

Depreciation and amortization	1	1	-
Operating earnings (loss)	(2)	7	9

Shipments
Coated bleached board (000's tonnes)	42	43	1
Newsprint (000's tonnes)	49	54	5
Total	91	97	6

Benchmark Prices
16 pt. Coated bleached board (US $ per short ton)	1,163	1,195	32
Newsprint - 48.8 gram East Coast (US $ per tonne)	605	605	-

The Paper segment generated adjusted EBITDA of $8 million on sales of $89 million for the quarter ended June 2014, compared to negative adjusted EBITDA of $1 million on sales of $84 million in the prior quarter. Higher shipments led to the $5 million increase in sales.

The coated bleached board market improved slightly. The shipment to capacity ratio was 96% compared to 94% in the prior quarter. The US $ benchmark price for coated bleached board increased by US $32 per short ton. Currency was negative as the Canadian dollar averaged US $0.917, a 1.1% increase from US $0.907 in the prior quarter. Overall, average selling prices for coated bleached board were unchanged quarter-over-quarter. Bleached board costs increased by $1 million, primarily for freight. The newsprint market remained weak with continued decreases in North American demand. The shipment to capacity ratio was 89% compared to 81% in the prior quarter. The US $ benchmark price for newsprint was unchanged at US $605 per tonne. The stronger Canadian dollar resulted in a $7 per tonne decline in newsprint realizations. Manufacturing costs at the Kapuskasing newsprint mill decreased by $10 million, primarily for energy. The prior quarter’s costs had been negatively affected by the abnormally cold weather that led to a shortage of natural gas, which in turn caused significant increases to the cost of purchased electricity in the Province of Ontario. The newsprint mill also took six days of unplanned downtime in the prior quarter to mitigate the impact of the higher electricity rates.

The Paper segment generated operating earnings of $7 million, compared to an operating loss of $2 million in the prior quarter. The previously noted increase in adjusted EBITDA led to the increase in operating earnings.

JUNE 2014 QUARTER VS MARCH 2014 QUARTER

SEGMENT RESULTS – CORPORATE

	March	June
	2014	2014
Financial ($ millions)
General and administrative expenses	5	3
Share-based compensation	(1)	2
Depreciation and amortization	-	1
Other items:
Custodial - idled facilities	-	1
Gain on sale of BC lands	-	(14)
Gain on sale of Chetwynd pulp mill	(1)	-
Loss on termination of BC defined benefit pension plan	7	-
Operating loss (earnings)	10	(7)

The Company recorded a $2 million charge for share-based compensation in the current quarter as compared to a $1 million credit in the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $1 million in the most recent quarter, compared to a negligible amount in the prior quarter.

In September 2013, the Company launched its BC Land Sales Initiative. The Company has set an objective of realizing up to $70 million in land sales by December 2014. During the June 2014 quarter, the Company recorded three land sales transactions for total proceeds of $16 million and recorded a gain of $14 million. As at the end of June 2014, the Company had generated total proceeds of $39 million from the BC Land Sales Initiative. The remaining BC lands have been classified as assets held for sale.

In March 2014, the Company completed the sale of the Chetwynd, British-Columbia (BC), high-yield pulp mill for a nominal amount. The sale generated a $1 million gain as the buyer assumed certain liabilities associated with the facility. The Company also terminated its BC defined benefit pension plan and recorded a charge of $7 million. The Company entered into an agreement with an insurance company to settle a $55 million pension obligation for an amount of $62 million, which was equivalent to the amount of plan assets held in trust at the time of the settlement.

JUNE 2014 QUARTER VS MARCH 2014 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	June
	2014	2014
Interest on debt	12	13
Capitalized interest	(3)	(5)
Foreign exchange items	(1)	-
Employee future benefits	1	1
Bank charges and other	-	1
	9	10

The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Capitalized interest relates primarily to the large capital project currently under construction at the Temiscaming, QC, specialty cellulose mill. Foreign exchange items are primarily caused by gains or losses on the translation of US $ net monetary assets. The charge for employee future benefits relates to interest accretion on net unfunded obligations.

TRANSLATION OF FOREIGN DEBT

During the June 2014 quarter, the Company recorded a gain of $12 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.904 to US $0.938.

During the March 2014 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.934 to US $0.904.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

	$ millions
	March	June
	2014	2014
Earnings (loss) before income taxes	(17)	36
Anticipated income tax expense (recovery)	(4)	9

Increase (decrease):
Difference in statutory rates	1	2
Recognition of previously unrecognized tax asset	-	(3)
Unrecognized tax asset arising from current period losses	12	-
Permanent differences and other tax adjustments	2	(2)
Income tax expense	11	6

JUNE 2014 QUARTER VS MARCH 2014 QUARTER

During the June 2014 quarter, the Company recorded an income tax expense of $6 million on earnings before income taxes of $36 million. The income tax expense reflected a $3 million favourable variance versus an anticipated income tax expense of $9 million based on the Company’s effective tax rate of 26.2% . The difference in statutory income tax rates increased the income tax expense by $2 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. During the June 2014 quarter, the income tax expense was decreased by $3 million as the result of the recognition of previously unrecognized tax assets relating to the Canadian operations. The Company currently has a significant balance of unrecognized tax assets relating to its Canadian operations since it has not been determined that the future realization of these assets is probable. Permanent differences and other tax adjustments decreased the income tax expense by $2 million.

During the March 2014 quarter, the Company recorded an income tax expense of $11 million on a loss before income taxes of $17 million. The income tax expense reflected a $15 million unfavourable variance versus an anticipated income tax recovery of $4 million based on the Company’s effective tax rate of 26.2% . The difference in statutory income tax rates increased the income tax expense by $1 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. During the March 2014 quarter, the income tax expense was increased by $12 million as the result of the non-recognition of tax assets relating to the Canadian operations based on the financial results for the current quarter. The Company currently has a significant balance of unrecognized tax assets relating to its Canadian operations since it has not been determined that the future realization of these assets is probable. Permanent differences and other tax adjustments increased the income tax expense by $2 million.

NET EARNINGS (LOSS)

The Company generated net earnings of $30 million or $0.30 per share for the quarter ended June 28, 2014. This compares to a net loss of $28 million or $0.28 per share for the quarter ended March 29, 2014.

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the last two quarters:

	$ millions
	March	June
	2014	2014
Net earnings (loss)	(28)	30
Employee future benefit loss	(20)	(2)
Income tax recovery	5	1
Foreign currency translation gain (loss) on foreign operations	7	(9)
Total comprehensive earnings (loss)	(36)	20

During the June 2014 quarter, the Company recognized a loss of $2 million relating to the increase of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations decreased from 4.34% to 4.16%, thereby increasing estimated future obligations by $20 million. The adoption of revised mortality projections further increased the estimated present value of future obligations by $2 million. The return on plan assets exceeded the expected return, providing a partial offset of $20 million to the above items.

During the March 2014 quarter, the Company recognized a loss of $20 million relating to the increase of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations decreased from 4.70% to 4.34%, thereby increasing estimated future obligations by $38 million. The adoption of revised mortality projections further increased the estimated present value of future obligations by $14 million. The return on plan assets exceeded the expected return, providing a partial offset of $32 million to the above items.

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by changes in the end of period exchange rates. During the June 2014 quarter, the currency translation of the French operations generated a loss of $9 million. During the March 2014 quarter, the currency translation of the French operations generated a gain of $7 million.

JUNE 2014 QUARTER VS JUNE 2013 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	June	June	Total	Price	Volume & Mix
	2013	2014	Variance	Variance	Variance
Forest Products	110	108	(2)	2	(4)
Specialty Cellulose Pulp	120	126	6	4	2
Paper Pulp	106	102	(4)	5	(9)
Paper	86	89	3	6	(3)
Corporate	2	4	2	-	2
	424	429	5	17	(12)
Less: Intersegment Sales	(25)	(25)	-
Sales	399	404	5

Sales increased by $5 million from the same quarter a year ago. Currency was a positive factor as the Canadian dollar averaged US $0.917, a 6.1% decrease from US $0.977 in the year ago quarter. Forest Products segment sales decreased by $2 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose Pulp segment sales increased by $6 million due to higher prices and shipments. Paper Pulp segment sales decreased by $4 million due to lower shipments, partially offset by higher prices. Paper segment sales increased by $3 million due to higher prices, partially offset by lower shipments.

ADJUSTED EBITDA
$ millions	June	June	Total	Price	Cost & Volume
	2013	2014	Variance	Variance	Variance
Forest Products	7	5	(2)	2	(4)
Specialty Cellulose Pulp	19	19	-	4	(4)
Paper Pulp	3	3	-	5	(5)
Paper	6	8	2	6	(4)
Corporate	(5)	(5)	-	-	-
	30	30	-	17	(17)

Adjusted EBITDA was unchanged from the prior year quarter. Forest Products segment adjusted EBITDA declined by $2 million from the prior year quarter due to higher costs, partially offset by higher selling prices. Specialty Cellulose Pulp segment adjusted EBITDA was unchanged with higher prices offsetting higher costs. Paper Pulp segment adjusted EBITDA was also unchanged as higher prices offset higher costs. Paper segment adjusted EBITDA increased by $2 million due to higher prices, partially offset by higher costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	June	June	Total	EBITDA	Depreciation	Other Items
	2013	2014	Variance	Variance	Variance	Variance
Forest Products	5	4	(1)	(2)	1	-
Specialty Cellulose Pulp	15	15	-	-	-	-
Paper Pulp	(1)	1	2	-	1	1
Paper	6	7	1	2	(1)	-
Corporate	(7)	7	14	-	(1)	15
	18	34	16	-	-	16

The Company generated operating earnings of $34 million compared to operating earnings of $18 million in the same quarter a year ago. The improvement in operating results is due to a favourable variance in other items. The current quarter other items include a gain of $14 million relating to the sale of land.

JUNE 2014 QUARTER VS JUNE 2013 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	June	June
	2013	2014	Variance
Financial ($ millions)
Sales (1)	110	108	(2)

Freight and other deductions	10	11	(1)
Lumber export taxes	1	-	1
Cost of sales	89	89	-
SG&A	3	3	-
Adjusted EBITDA	7	5	(2)

Depreciation and amortization	2	1	1
Operating earnings	5	4	(1)

Shipments
SPF lumber (mmbf)	188	178	(10)

Benchmark Prices
KD #2 & better delivered G.L. (US $ per mbf)	436	433	(3)
KD stud delivered G.L. (US $ per mbf)	438	404	(34)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $5 million on sales of $108 million. This compares to adjusted EBITDA of $7 million on sales of $110 million in the comparable quarter of the prior year. Lower shipments, partially offset by higher prices, led to the $2 million decrease in sales.

Demand for SPF lumber was stable with shipments equal to 84% of capacity, as compared to 83% in the year ago quarter. US $ benchmark prices for random lumber decreased by US $3 per mbf while the benchmark price for stud lumber was down US $34 per mbf. Currency more than offset the decline in US $ prices as the Canadian dollar averaged US $0.917, a 6.1% decline from US $0.977 in the prior year quarter. As a result, the average selling price of SPF lumber increased by $11 per mbf, increasing adjusted EBITDA by $2 million. Costs increased by $4 million. Fibre costs accounted for $3 million of the increase.

During the June 2014 quarter, the Company did not incur a charge related to lumber export taxes as compared to a charge of $1 million in the prior year quarter. At current price levels, the Company does not incur export taxes on lumber shipped to the U.S.

The Forest Products segment generated operating earnings of $4 million, as compared to operating earnings of $5 million in the prior year quarter. The previously noted decrease in adjusted EBITDA led to the decline in operating results.

JUNE 2014 QUARTER VS JUNE 2013 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	June	June
	2013	2014	Variance
Financial ($ millions)
Sales - Pulp	93	93	-
Sales - Chemicals	27	33	6
	120	126	6

Freight and other deductions	11	11	-
Cost of sales	85	91	(6)
SG&A	5	5	-
Adjusted EBITDA	19	19	-

Depreciation and amortization	4	4	-
Operating earnings	15	15	-

Shipments
Specialty grades (000's tonnes)	45	46	1
Viscose grades (000's tonnes)	16	16	-
	61	62	1

Average prices
Specialty grades (C $ per tonne)	1,717	1,725	8
Viscose grades (C $ per tonne)	979	873	(106)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $19 million on sales of $126 million. This compares to adjusted EBITDA of $19 million on sales of $120 million in the year ago quarter. The $6 million increase in chemical sales was due to a combination of higher prices and shipments.

Demand for specialty grades was comparable with the prior year quarter, while US $ and euro prices were lower. The $8 per tonne improvement in Canadian dollar prices was largely due to currency as the Canadian dollar weakened by 6.1% versus the US dollar and 10.6% versus the euro. The significant decline in viscose grade US $ prices was also partially offset by the weaker Canadian dollar. The viscose market remains oversupplied and prices are relatively low. Overall, pulp pricing declined, decreasing adjusted EBITDA by $1 million. Shipments were equal to 80% of capacity as compared to 79% in the prior year quarter. Cost of sales were relatively unchanged quarter-over-quarter. Higher profitability in the chemicals business increased adjusted EBITDA by $2 million.

The Specialty Cellulose Pulp segment generated operating earnings of $15 million, unchanged from the prior year quarter.

JUNE 2014 QUARTER VS JUNE 2013 QUARTER

SEGMENT RESULTS – PAPER PULP

	June	June
	2013	2014	Variance
Financial ($ millions)
Sales (1)	106	102	(4)

Freight and other deductions	20	21	(1)
Cost of sales	81	77	4
SG&A	2	1	1
Adjusted EBITDA	3	3	-

Depreciation and amortization	3	2	1
Other item - loss on sale of Skookumchuck pulp mill	1	-	1
Operating earnings (loss)	(1)	1	2

Shipments
NBSK pulp (000's tonnes)	33	-	(33)
High-yield pulp (000's tonnes)	125	150	25
Internal (000's tonnes)	16	15	(1)
Total	174	165	(9)

Benchmark Prices
BEK - delivered China (US $ per tonne)	705	588	(117)
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $3 million on sales of $102 million. This compares to adjusted EBITDA of $3 million on sales of $106 million in the year ago quarter. The $4 million decrease in sales was caused by lower shipments. In May 2013, the Company completed the sale of its remaining NBSK pulp mill located in Skookumchuck, BC. During the prior year quarter, the pulp mill had shipped 32,800 tonnes and had recorded sales of $23 million. Higher shipments and prices for high-yield pulp offset most of the previously noted NBSK pulp reduction.

Market conditions for paper pulp were similar to those of the year ago quarter. Pulp shipments were equal to 117% of capacity as compared to 98% in the year ago quarter. Export shipments in the March 2014 quarter were negatively impacted by winter storms that led to delays and congestion at several East Coast ports normally utilized by the Company. The shortfall was made up in the June 2014 quarter. The benchmark price for BEK decreased by US $117 per tonne. However, this decline did not affect US $ high-yield pulp prices, which were relatively unchanged year-over-year. Currency was a positive factor as the Canadian dollar averaged US $0.917, a 6.1% decline from the year ago quarter. As a result, Canadian dollar prices for high-yield pulp improved by $30 per tonne increasing adjusted EBITDA by $5 million. Freight costs increased by $2 million as the previously noted weather issues led to alternate shipping and logistics arrangements. The sale of the Skookumchuck NBSK pulp mill impacted comparative operating results. In the prior year quarter, the pulp mill had generated adjusted EBITDA of $3 million.

The Paper Pulp segment generated operating earnings of $1 million compared to an operating loss of $1 million in the comparable quarter of the prior year.

JUNE 2014 QUARTER VS JUNE 2013 QUARTER

SEGMENT RESULTS – PAPER

	June	June
	2013	2014	Variance
Financial ($ millions)
Sales	86	89	3

Freight and other deductions	13	12	1
Cost of sales	65	66	(1)
SG&A	2	3	(1)
Adjusted EBITDA	6	8	2

Depreciation and amortization	-	1	(1)
Operating earnings	6	7	1

Shipments
Coated bleached board (000's tonnes)	45	43	(2)
Newsprint (000's tonnes)	55	54	(1)
Total	100	97	(3)

Benchmark Prices
16 pt. Coated bleached board (US $ per short ton)	1,123	1,195	72
Newsprint - 48.8 gram East Coast (US $ per tonne)	607	605	(2)

The Paper segment generated adjusted EBITDA of $8 million on sales of $89 million. This compares to adjusted EBITDA of $6 million on sales of $86 million in the same quarter a year ago. The $3 million increase in sales was due to higher prices for coated bleached board, partially offset by lower shipments.

The coated bleached board market improved year-over-year. The shipments to capacity ratio was 96% compared to 102% in the prior year quarter. The US $ benchmark price for coated bleached board increased by US $72 per short ton. Currency was also a positive as the Canadian dollar averaged US $0.917, a 6.1% decrease from US $0.977 in the year ago quarter. Overall, average selling prices for coated bleached board improved by $116 per tonne, increasing adjusted EBITDA by $5 million. Costs increased by $2 million, primarily for purchased fibre. The newsprint market remained weak with lower North American demand. The shipment to capacity ratio was 89% compared to 91% in the prior year quarter. The US $ benchmark price declined by US $2 per tonne. The Company’s average US $ price realizations declined by US $21 per tonne. The weaker Canadian dollar more than offset this decrease and newsprint prices increased by $19 per tonne over the prior year quarter, increasing adjusted EBITDA by $1 million. Manufacturing costs at the newsprint mill increased by $2 million, primarily for energy. In the prior year period, the mill had benefited from load shedding initiatives that had reduced the cost of purchased electricity.

The Paper segment generated operating earnings of $7 million, compared to operating earnings of $6 million in the prior year quarter. The previously noted increase in adjusted EBITDA led to the improvement in operating results.

JUNE 2014 QUARTER VS JUNE 2013 QUARTER

SEGMENT RESULTS – CORPORATE

	June	June
	2013	2014
Financial ($ millions)
General and administrative expenses	5	3
Share-based compensation	-	2
Depreciation and amortization	-	1
Other items:
Custodial - idled facilities	2	1
Gain on sale of BC lands	-	(14)
Operating loss (earnings)	7	(7)

The Company recorded a $2 million charge for share-based compensation in the most recent quarter compared to a negligible expense in the prior year quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plan consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $1 million in the most recent quarter compared to $2 million in the comparable period a year ago.

In September 2013, the Company launched its BC Land Sales Initiative. The Company has set an objective of realizing up to $70 million in land sales by December 2014. During the June 2014 quarter, the Company recorded three land sales transactions for total proceeds of $16 million and recorded a gain of $14 million. As at the end of June 2014, the Company had generated total proceeds of $39 million from the BC Land Sales Initiative. The remaining BC lands have been classified as assets held for sale.

JUNE 2014 QUARTER VS JUNE 2013 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	June
	2013	2014
Interest on debt	11	13
Capitalized interest	(2)	(5)
Foreign exchange items	(2)	-
Employee future benefits	2	1
Bank charges and other	1	1
	10	10

The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. The $2 million increase in interest expense is due to new project debt taken on to fund the Temiscaming, QC, specialty cellulose project, which had reached $123 million at the end of the June 2014 quarter. The increase in capitalized interest is also related to the Temiscaming, QC, specialty cellulose project. Foreign exchange items are primarily caused by gains or losses on the translation of US $ net monetary assets. The charge for employee future benefits relates to interest accretion on net unfunded obligations.

TRANSLATION OF FOREIGN DEBT

During the June 2014 quarter, the Company recorded a gain of $12 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.904 to US $0.938.

During the June 2013 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.984 to US $0.951.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

	$ millions
	June	June
	2013	2014

Earnings (loss) before income taxes	(3)	36

Anticipated income tax expense (recovery)	(1)	9

Increase:
Difference in statutory rates	-	2
Recognition of previously unrecognized tax assets	-	(3)
Unrecognized tax asset arising from current period losses	1	-
Permanent differences and other tax adjustments	4	(2)

Income tax expense	4	6

JUNE 2014 QUARTER VS JUNE 2013 QUARTER

During the June 2014 quarter, the Company recorded an income tax expense of $6 million on earnings before income taxes of $36 million. The income tax expense reflected a $3 million favourable variance versus an anticipated income tax expense of $9 million based on the Company’s effective tax rate of 26.2% . The difference in statutory income tax rates increased the income tax expense by $2 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. During the June 2014 quarter, the income tax expense was decreased by $3 million as the result of the recognition of previously unrecognized tax assets relating to the Canadian operations. The Company currently has a significant balance of unrecognized tax assets relating to its Canadian operations since it has not been determined that the future realization of these assets is probable. Permanent differences and other tax adjustments decreased the income tax expense by $2 million.

During the June 2013 quarter, the Company recorded an income tax expense of $4 million on a loss before income taxes of $3 million. The income tax expense reflected a $5 million unfavourable variance versus an anticipated income tax recovery of $1 million based on the Company’s effective tax rate of 26.3% . The June 2013 quarter absorbed a $1 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. Permanent differences and other tax adjustments increased the income tax expense by $4 million.

NET EARNINGS (LOSS)

The Company generated net earnings of $30 million or $0.30 per share for the quarter ended June 28, 2014, compared to a net loss of $7 million or $0.07 per share for the quarter ended June 29, 2013.

COMPREHENSIVE EARNINGS

The following table summarizes the impact of items affecting the reported total comprehensive earnings during the June 2014 quarter and the comparable quarter a year ago:

	$ millions
	June	June
	2013	2014
Net earnings (loss)	(7)	30
Employee future benefit gain (loss)	34	(2)
Income tax recovery	-	1
Foreign currency translation gain (loss) on foreign operations	8	(9)
Total comprehensive earnings	35	20

During the June 2014 quarter, the Company recognized a loss of $2 million relating to the increase of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations decreased from 4.34% to 4.16%, thereby increasing estimated future obligation by $20 million. The adoption of revised mortality projections further increased estimated present value of future obligations by $2 million. The return on plan assets exceeded the expected return by $20 million, which provided a partial offset to the above item.

During the June 2013 quarter, the Company recognized a gain of $34 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 4.14% to 4.48%, thereby reducing estimated future obligation by $41 million. This was partially offset by the actual return on plan assets being $7 million below the expected return.

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by changes in the end of period exchange rates. During the June 2014 quarter, the currency translation of the French operations generated a loss of $9 million. In the June 2013 quarter, the currency translation of the French operations generated a gain of $8 million.

NINE MONTHS ENDED JUNE 2014 VS NINE MONTHS ENDED JUNE 2013

CONSOLIDATED SUMMARY

SALES
$ millions	June	June	Total	Price	Volume & Mix
	2013	2014	Variance	Variance	Variance
Forest Products	315	319	4	10	(6)
Specialty Cellulose Pulp	343	380	37	18	19
Paper Pulp	345	237	(108)	20	(128)
Paper	251	253	2	13	(11)
Corporate	8	11	3	-	3
	1,262	1,200	(62)	61	(123)
Less: Intersegment Sales	(80)	(80)	-
Sales	1,182	1,120	(62)

Sales decreased by $62 million from the same period a year ago. Currency was a positive factor as the Canadian dollar averaged US $0.925, a 6.8% decrease from US $0.992 in the year ago period. Forest Products segment sales increased by $4 million as a result of higher selling prices, partially offset by lower shipments. Specialty Cellulose Pulp segment sales increased by $37 million due to higher shipments and prices. Paper Pulp segment sales declined by $108 million due to lower shipments, partially offset by higher prices. Paper segment sales were relatively unchanged as higher prices offset lower shipments.

ADJUSTED EBITDA
$ millions	June	June	Total	Price	Cost & Volume
	2013	2014	Variance	Variance	Variance
Forest Products	16	6	(10)	10	(20)
Specialty Cellulose Pulp	51	51	-	18	(18)
Paper Pulp	7	6	(1)	20	(21)
Paper	17	14	(3)	13	(16)
Corporate	(18)	(16)	2	-	2
	73	61	(12)	61	(73)

Adjusted EBITDA declined by $12 million from the prior year period. Forest Products segment adjusted EBITDA declined by $10 million due to higher costs, partially offset by higher selling prices. Specialty Cellulose Pulp segment adjusted EBITDA was unchanged, with higher prices offsetting higher costs. Paper Pulp segment adjusted EBITDA declined by $1 million as higher costs were offset by higher prices. Paper segment adjusted EBITDA decreased by $3 million due to higher costs, largely offset by higher prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	June	June	Total	EBITDA	Depreciation	Other Items
	2013	2014	Variance	Variance	Variance	Variance
Forest Products	10	2	(8)	(10)	2	-
Specialty Cellulose Pulp	41	40	(1)	-	(1)	-
Paper Pulp	(27)	(1)	26	(1)	4	23
Paper	15	11	(4)	(3)	(1)	-
Corporate	(23)	4	27	2	(1)	26
	16	56	40	(12)	3	49

The Company generated operating earnings of $56 million compared to operating earnings of $16 million in the same period a year ago. The improvement in operating results is due primarily to a favourable variance in other items, which more than offset the decrease in adjusted EBITDA. In the most recent nine-month period, the Company realized a gain of $34 million from the sale of BC lands. A charge of $7 million was also recorded on the termination of the BC defined benefit pension plan. In the prior year period, the Company had absorbed a $23 million charge related to the impairment and sale of the Skookumchuck, NBSK pulp mill.

NINE MONTHS ENDED JUNE 2014 VS NINE MONTHS ENDED JUNE 2013

SEGMENT RESULTS – FOREST PRODUCTS

	June	June
	2013	2014	Variance
Financial ($ millions)
Sales (1)	315	319	4

Freight and other deductions	29	31	(2)
Lumber export taxes	2	-	2
Cost of sales	259	273	(14)
SG&A	9	9	-
Adjusted EBITDA	16	6	(10)

Depreciation and amortization	6	4	2
Operating earnings	10	2	(8)

Shipments
SPF lumber (mmbf)	550	525	(25)

Benchmark Prices
KD #2 & better delivered G.L. (US $ per mbf)	449	451	2
KD stud delivered G.L. (US $ per mbf)	413	391	(22)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $6 million on sales of $319 million. This compares to adjusted EBITDA of $16 million on sales of $315 million in the comparable nine-month period of the prior year. Higher selling prices, partially offset by lower lumber shipments, generated the $4 million increase in sales.

Demand for SPF lumber was stable with shipments equal to 82% of capacity, as compared to 81% in the year ago period. US $ benchmark prices for random lumber increased by US $2 per mbf while the benchmark price for stud lumber was down US $22 per mbf. Currency was favourable as the Canadian dollar averaged US $0.925, a 6.8% decline from US $0.992 in the prior year period. As a result, the average selling price of SPF lumber increased by $17 per mbf, increasing adjusted EBITDA by $9 million. Sawmill costs increased by $19 million. Fibre costs accounted for $12 million of the increase.

During the nine-month period ended June 2014, the Company did not incur a charge for lumber export taxes on shipments of lumber from its sawmills to the United States, compared to $2 million in the prior year period.

The Forest Products segment generated operating earnings of $2 million, as compared to operating earnings of $10 million in the prior year period. The previously noted decrease in adjusted EBITDA led to the decline in operating results.

NINE MONTHS ENDED JUNE 2014 VS NINE MONTHS ENDED JUNE 2013

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	June	June
	2013	2014	Variance
Financial ($ millions)
Sales - Pulp	269	293	24
Sales - Chemicals	74	87	13
	343	380	37

Freight and other deductions	27	32	(5)
Cost of sales	250	282	(32)
SG&A	15	15	-
Adjusted EBITDA	51	51	-

Depreciation and amortization	10	11	(1)
Operating earnings	41	40	(1)

Shipments
Specialty grades (000's tonnes)	139	147	8
Viscose grades (000's tonnes)	35	38	3
	174	185	11

Average prices
Specialty grades (C $ per tonne)	1,693	1,766	73
Viscose grades (C $ per tonne)	967	890	(77)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $51 million on sales of $380 million. This compares to adjusted EBITDA of $51 million on sales of $343 million in the year ago period. The $24 million increase in pulp sales was due to higher shipments of pulp and higher prices for specialty grades. The $13 million increase in chemical sales was due to higher prices and shipments.

While demand for specialty grades was higher than the prior year period, US dollar and euro prices were lower. The $73 per tonne improvement in Canadian dollar prices was largely due to currency as the Canadian dollar weakened by 6.8% versus the US dollar and 10.8% versus the euro. The more favourable rate was not enough to completely offset the 14.3% decline in US $ prices for viscose grade pulp and prices declined by $77 per tonne. The viscose market remains oversupplied and prices remain relatively low. Overall, pulp pricing improved, increasing adjusted EBITDA by $8 million. Shipments were equal to 80% of capacity as compared to 75% in the prior year period. During the most recent nine-month period, the Tartas mill absorbed an extended 12-day annual maintenance shutdown. As well, delays in commissioning new equipment installed during the shutdown affected productivity. Overall, the pulp mill produced 8,600 fewer tonnes and mill costs increased by $10 million as compared to the prior year nine-month period.

The Specialty Cellulose Pulp segment generated operating earnings of $40 million compared to operating earnings of $41 million in the comparable nine-month period of the prior year.

NINE MONTHS ENDED JUNE 2014 VS NINE MONTHS ENDED JUNE 2013

SEGMENT RESULTS – PAPER PULP

	June	June
	2013	2014	Variance
Financial ($ millions)
Sales (1)	345	237	(108)

Freight and other deductions	67	46	21
Cost of sales	265	181	84
SG&A	6	4	2
Adjusted EBITDA	7	6	(1)

Depreciation and amortization	11	7	4
Other item - impairment and sale of Skookumchuck pulp mill	23	-	23
Operating loss	(27)	(1)	26

Shipments
NBSK pulp (000's tonnes)	164	-	(164)
High-yield pulp (000's tonnes)	372	342	(30)
Internal (000's tonnes)	47	44	(3)
Total	583	386	(197)

Benchmark Prices
BEK - delivered China (US $ per tonne)	670	626	(44)
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $6 million on sales of $237 million. This compares to adjusted EBITDA of $7 million on sales of $345 million in the year ago period. The $108 million decrease in sales was caused by lower shipments of pulp. In the prior year nine-month period, the Chetwynd, BC, high-yield pulp mill had shipped 14,100 tonnes and had recorded sales of $8 million. In May 2013, the Company completed the sale of its remaining NBSK pulp mill located in Skookumchuck, BC. During the prior year period, the pulp mill had shipped 164,100 tonnes and had recorded sales of $110 million.

Market conditions for paper pulp were comparable. Pulp shipments from the two mills were equal to 91% of capacity as compared to 95% in the prior year nine-month period. The benchmark price for BEK decreased by US $44 per tonne. However, this decline did not impact high-yield pulp prices, which actually increased by US $9 per tonne over the year ago period. Currency was also a positive factor as the Canadian dollar averaged US $0.925, a 6.8% decline from the year ago period. Overall, Canadian dollar prices for high-yield pulp improved by $51 per tonne increasing adjusted EBITDA by $20 million. Severe weather conditions in the winter of 2014 led to a $3 million increase in freight and logistics costs. As well, the prior year period had benefited from a $3 million favourable adjustment due to the reversal of net realizable value write-down on high-yield pulp inventory. The sale of the Skookumchuck NBSK pulp mill impacted comparative operating results. In the prior year nine-month period, the pulp mill had generated adjusted EBITDA of $14 million.

The Paper Pulp segment generated an operating loss of $1 million compared to an operating loss of $27 million in the comparable nine-month period of the prior year. Depreciation expense declined by $4 million as a result of the sale of the Skookumchuck pulp mill. The year ago period had absorbed a charge of $23 million related to the impairment and subsequent sale of the Skookumchuck, NBSK pulp mill.

NINE MONTHS ENDED JUNE 2014 VS NINE MONTHS ENDED JUNE 2013

SEGMENT RESULTS – PAPER

	June	June
	2013	2014	Variance
Financial ($ millions)
Sales	251	253	2

Freight and other deductions	35	34	1
Cost of sales	191	197	(6)
SG&A	8	8	-
Adjusted EBITDA	17	14	(3)

Depreciation and amortization	2	3	(1)
Operating earnings	15	11	(4)

Shipments
Coated bleached board (000's tonnes)	128	124	(4)
Newsprint (000's tonnes)	167	156	(11)
Total	295	280	(15)

Benchmark Prices
16 pt. Coated bleached board (US $ per short ton)	1,108	1,171	63
Newsprint - 48.8 gram East Coast (US $ per tonne)	621	605	(16)

The Paper segment generated adjusted EBITDA of $14 million on sales of $253 million. This compares to adjusted EBITDA of $17 million on sales of $251 million in the same period a year ago. Sales were relatively unchanged with higher prices offsetting lower shipments.

The coated bleached board market improved year-over-year. The shipments to capacity ratio was 92% compared to 95% in the prior year nine-month period. The US $ benchmark price for coated bleached board increased by US $63 per short ton. Currency was also a positive as the Canadian dollar averaged US $0.925, a 6.8% decrease from US $0.992 in the prior year period. Overall, average selling prices for coated bleached board increased by $97 per tonne, increasing adjusted EBITDA by $12 million. Mill costs increased by $8 million, primarily for fibre and freight. The newsprint market remained weak with lower North American demand. The shipment to capacity ratio was 86% compared to 93% in the first nine months of the prior fiscal year. The US $ benchmark price declined by US $16 per tonne. The weaker Canadian dollar more than offset this decrease and newsprint prices increased by $6 per tonne, increasing adjusted EBITDA by $1 million. The cold weather experienced in North America in February and March 2014 led to a shortage of natural gas and indirectly impacted the cost of electricity in the Province of Ontario. To partially mitigate the impact, the Kapuskasing newsprint mill took six days of unplanned downtime. Overall, costs increased by $10 million, including $9 million for energy.

The Paper segment generated operating earnings of $11 million, compared to operating earnings of $15 million in the prior year period. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

NINE MONTHS ENDED JUNE 2014 VS NINE MONTHS ENDED JUNE 2013

SEGMENT RESULTS – CORPORATE

	June	June
	2013	2014
Financial ($ millions)
General and administrative expenses	17	14
Share-based compensation	1	2
Depreciation and amortization	-	1
Other items:
Custodial - idled facilities	7	4
Gain on sale of BC office	(2)	-
Gain on sale of BC lands	-	(34)
Reorganization - severance costs	-	3
Gain on sale of Chetwynd pulp mill	-	(1)
Loss on termination of BC defined benefit pension plan	-	7
Operating loss (earnings)	23	(4)

The Company recorded a $2 million expense for share-based compensation in the most recent nine-month period, compared to a charge of $1 million in the comparable period a year ago. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plan consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $4 million in the most recent period compared to $7 million a year ago.

During the prior year period, the Company sold the Cranbrook, BC, office and realized a gain of $2 million.

In September 2013, the Company launched its BC Land Sales Initiative. The Company has set an objective of realizing up to $70 million in land sales by December 2014. During the nine-month period ended June 2014, the Company recorded five BC land sales transactions for total proceeds of $39 million and recorded a gain of $34 million. The remaining BC lands have been classified as assets held for sale.

During the December 2013 quarter, the Company reorganized certain functions and roles and recorded a charge of $3 million relating to severance costs associated with personnel reductions.

In March 2014, the Company completed the sale of the Chetwynd, BC, high-yield pulp mill for a nominal amount. The sale generated a $1 million gain as the buyer assumed certain liabilities associated with the facility.

During the March 2014 quarter, the Company terminated its BC defined benefit pension plan and recorded a charge of $7 million. The Company entered into an agreement with an insurance company to settle a $55 million pension obligation for an amount of $62 million, which was equivalent to the amount of plan assets held in trust at the time of the settlement.

NINE MONTHS ENDED JUNE 2014 VS NINE MONTHS ENDED JUNE 2013

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	June
	2013	2014
Interest on debt	32	36
Capitalized interest	(6)	(12)
Foreign exchange items	(3)	(1)
Employee future benefits	7	3
Bank charges and other	2	2
	32	28

The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. The $4 million increase in interest expense is due primarily to new project debt incurred to fund the Temiscaming, QC, specialty cellulose project, which had reached $123 million at the end of the June 2014 quarter. The increase in capitalized interest is also related to the Temiscaming, QC, specialty cellulose project. Foreign exchange items are primarily caused by gains or losses on the translation of US $ net monetary assets. The charge for employee future benefits relates to interest accretion on net unfunded obligations.

TRANSLATION OF FOREIGN DEBT

During the nine-month period ended June 2014, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.971 to US $0.938.

During the nine-month period ended June 2013, the Company recorded a loss of $21 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.017 to US $0.951.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

	$ millions
	June	June
	2013	2014

Earnings (loss) before income taxes	(37)	17

Anticipated income tax expense (recovery)	(9)	4

Increase:
Difference in statutory rates	4	4
Unrecognized tax asset arising from current period losses	16	3
Permanent differences and other tax adjustments	5	2

Income tax expense	16	13

NINE MONTHS ENDED JUNE 2014 VS NINE MONTHS ENDED JUNE 2013

During the nine-month period ended June 2014, the Company recorded an income tax expense of $13 million on earnings before income taxes of $17 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax expense of $4 million based on the Company’s effective tax rate of 26.2% . The difference in statutory income tax rates increased the income tax expense by $4 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. The nine-month period ended June 2014, absorbed a $3 million unfavourable variance related to period losses for which no deferred tax asset was recognized. The Company currently has a significant balance of unrecognized tax assets relating to its Canadian operations since it has not been determined that the future realization of these assets is probable. Permanent differences and other tax adjustments increased the tax expense by $2 million.

During the nine-month period ended June 2013, the Company recorded an income tax expense of $16 million on a loss before income taxes of $37 million. The income tax expense reflected a $25 million unfavourable variance versus an anticipated income tax recovery of $9 million based on the Company’s effective tax rate of 26.3% . The difference in statutory income tax rates increased the income tax expense by $4 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. The nine-month period ended June 2013 absorbed a $16 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. Permanent differences and other tax adjustments increased the tax expense by $5 million.

NET EARNINGS (LOSS)

The Company generated net earnings of $4 million or $0.04 per share for the nine-month period ended June 28, 2014, compared to a net loss of $53 million or $0.53 per share for the nine-month period ended June 29, 2013.

COMPREHENSIVE EARNINGS

The following table summarizes the impact of items affecting the reported total comprehensive earnings during the nine-month period ended June 2014 and the comparable period a year ago:

	$ millions
	June	June
	2013	2014

Net earnings (loss)	(53)	4
Employee future benefit gain	107	7
Income tax expense	-	(1)
Foreign currency translation gain on foreign operations	12	9

Total comprehensive earnings	66	19

During the nine-month period ended June 2014, the Company recognized a gain of $7 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations decreased from 4.60% to 4.16%, thereby increasing estimated future obligation by $47 million. The adoption of revised mortality projections further increased the estimated present value of future obligations by $16 million. The return on plan assets exceeded the expected return by $70 million, more than offsetting the two previously noted items.

During the nine-month period ended June 2013, the Company recognized a gain of $107 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 3.69% to 4.48%, thereby reducing estimated future obligation by $83 million. As well, the actual return on plan assets exceeded the expected return by $24 million.

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by changes in the end of period exchange rates. During the nine-month period ended June 2014, the currency translation of the French operations generated a gain of $8 million and the currency translation of U.S. operations generated a gain of $1 million. In the prior year period, the currency translation of the French operations generated a gain of $13 million. The currency translation of the U.S. operations generated a loss of $1 million.

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Sept 12 (1)	Dec 12	Mar 13	Jun 13	Sept 13	Dec 13	Mar 14	Jun 14
Sales	443	376	407	399	352	354	362	404
Adjusted EBITDA	23	19	24	30	24	13	18	30
Depreciation and amortization	13	11	9	9	11	8	9	9
Other items	51	1	24	3	1	(14)	6	(13)
Operating earnings (loss)	(41)	7	(9)	18	12	19	3	34
Net earnings (loss)	(47)	(15)	(31)	(7)	14	2	(28)	30
Basic and fully diluted net earnings (loss) per share ($)	(0.47)	(0.15)	(0.31)	(0.07)	0.14	0.02	(0.28)	0.30
Comprehensive earnings (loss)	(86)	(4)	35	35	50	35	(36)	20
(1) Not restated for IAS 19

FINANCIAL POSITION

	($ millions)
	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sept 13	Dec 13	Mar 14	Jun 14	Sept 14
Cash flow from operations before working capital changes	(1)	11	16	10	1	(5)	19	-
Less:
Additions to property, plant and equipment	34	26	30	47	34	42	37	-
Interest on debt	11	10	11	10	11	12	13	-
Free cash flow (negative)	(46)	(25)	(25)	(47)	(44)	(59)	(31)	-

Cash Flow – Operations

Cash flow from operations before working capital changes for the first nine months of fiscal 2014 was $15 million, compared to $26 million in the comparable period of the prior year. After allowing for capital expenditures of $113 million and interest on debt of $36 million, free cash flow for the first nine months of fiscal 2014 was negative $134 million compared to negative $96 million in the prior year period. During the most recent period, non-cash working capital items used $30 million as compared to $9 million in the comparable period a year ago. The increase in forest products inventory used $18 million in the first nine months of fiscal 2014 as compared to a $7 million increase in the comparative period of the prior year.

Capital Expenditures

During the first nine months of fiscal 2014, capital expenditures totalled $113 million, as compared to $90 million in the comparable period of the prior year. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The higher level of capital expenditures relates to one relatively large capital project. In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50-megawatt electrical turbine. During the first nine months of fiscal 2014, $95 million was spent on the project, bringing total cumulative project expenditures to $232 million.

FINANCIAL POSITION

The Company had previously indicated that the total construction cost of the Temiscaming Cogen project would be approximately $235 million. Updated projections now indicate that approximately $255 million will be required to complete the project. The overrun is largely due to higher labour costs. The initial estimate contemplated total labour man-hours of 810,000. To the end of June 2014, labour man-hours had reached 775,000 and projections indicate a further 152,000 man-hours will be required to complete the construction work, for a projected total of 927,000 man-hours. As a significant portion of the additional man-hours relate to higher cost specialized trades, the fully-loaded cost per man-hour is forecasted to be 7% higher than originally planned. The boiler erection is essentially completed and the remaining work will focus on piping, insulation and electrical work. The commissioning of several ancillary systems has begun and will accelerate as the summer progresses. The turbine was originally scheduled to produce contract power by mid-October 2014. This is now expected to occur in late-November 2014, a delay of approximately five weeks. The Company anticipates that the Temiscaming specialty cellulose project will improve annual adjusted EBITDA by approximately $48 million. The improvement will include approximately $28 million of incremental electricity revenues, $7 million of operating and maintenance cost reduction and $13 million of productivity and margin enhancements associated with the production increase of 15,000 tonnes of specialty pulp per year. While the increased electricity revenues and lower operating costs will occur when the boiler and turbine become operational, the productivity and margin enhancement will be dependent on the Company’s ability to generate additional specialty pulp sales volumes, which may require an extended period of time.

The following table summarizes capital expenditures by segment:

Nine months ended	June	June
$ millions	2013	2014
Forest Products	3	4
Specialty Cellulose Pulp - Cogen project	54	95
Specialty Cellulose Pulp - Other	18	9
Paper Pulp	8	3
Paper	6	2
Corporate	1	-

	90	113

Liquidity

The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million. At the end of June 2014, the Company had total cash, including restricted cash, of $29 million plus unused operating lines of $40 million, for total liquidity of $69 million. At September 2013, the date of the last audited consolidated financial statements, the Company had net cash of $74 million and unused operating lines of $35 million, for total liquidity of $109 million.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March	June
	2013	2013	2014	2014

Borrowing base	168	186	200	188
Less: permanent availability reserve	(15)	(15)	(15)	-
Less: variable availability reserve	(5)	(5)	(13)	(5)
Net availability	148	166	172	183

Outstanding letters of credit	(56)	(57)	(53)	(56)
Amount drawn	(57)	(61)	(81)	(87)
Unused amount	35	48	38	40

FINANCIAL POSITION

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in March 2016. In March 2013, the Company reached an agreement with existing ABL lenders to amend and extend the facility. The Company also negotiated a reduction of the aggregate revolving loan commitment from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $5 million at the end of the June 2014 quarter.

In June 2014, the Company reached an agreement with its ABL lenders to temporarily suspend the permanent availability reserve of $15 million for a period of one year to June 30, 2015. The availability reserve will be gradually re-instated at a rate of $1.25 million per month from July 2015 to June 2016. The Company also extended the term of the ABL facility by one year from March 2017 to March 2018.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

The Company also continued with its BC Land Sales Initiative with an objective of realizing up to $70 million in land sales by December 2014. During the June 2014 quarter, the Company completed three land sales for proceeds of $16 million, bringing total sales to date to $39 million. The Company also has an agreement to sell additional parcels for $20 million. The transaction is conditional on the purchaser obtaining adequate financing. There can be no assurance that the transaction will be consummated or that the Company will attain the stated objective. The Company is also pursuing other alternatives to enhance liquidity including, but not limited to, the potential sale of other assets, the refinancing of existing indebtedness and other capital market initiatives. There can be no assurance that the Company will be successful in its efforts. The Company’s liquidity is also dependent on generating a sufficient amount of adjusted EBITDA and cash flow from operations. These can be significantly impacted by changes to the relative value of the Canadian dollar, product selling prices and the cost of inputs utilized in manufacturing processes. Based on existing liquidity, current initiatives to obtain additional liquidity and anticipated future operating cash flow, the Company believes that it will be able to adequately fund its operations and meet its future obligations as they become due. This determination could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events, that are beyond the Company’s control.

The Company has entered into two secured term loan facilities totalling $133 million to fund a portion of the $255 million required for the Temiscaming Cogen project. As at June 2014, the Company had utilized $123 million of the Cogen project debt. There remains $10 million available. There remains an amount of $23 million to be spent over the next two quarters to complete the Temiscaming Cogen project. During this period, the Company’s liquidity will likely remain below its stated objective.

Long-term debt

	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sept 13	Dec 13	Mar 14	Jun 14	Sept 14

Net debt / total capitalization	50%	55%	52%	52%	55%	59%	59%	-
Adjusted EBITDA / interest on indebtedness (times)	1.9	2.4	3.0	2.4	1.3	1.6	2.5	-

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. A strong balance sheet provides the Company with the ability to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 59% as at June 2014, as compared to 52% at the end of the prior fiscal year. The increase is due primarily to increased debt levels to finance the previously noted Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

FINANCIAL POSITION

In March 2012, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming, Quebec, specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15½ -year term consisting of a 42-month construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire 3 million common shares of Tembec at a price of $7 per share. This option expires on August 30, 2017. As at the end of June 2014, the Company had drawn the entire $75 million. During the September 2013 quarter, the Company negotiated an additional tranche of project financing, effectively increasing the total funding from the lender to $93 million. This new $18 million tranche is also secured by a second ranking charge on project assets and the interest rate remains at 5.5% . This second tranche is repayable in 48 equal monthly instalments beginning in April 2016. In connection with the additional funding, the Company granted the lender a five-year option to acquire 712,000 common shares of Tembec at a price of $3.783 per share. The option vested on the first loan disbursement date of the second $18 million tranche. This option expires on December 11, 2018. As at the end of June 2014, the Company had drawn $8 million of the $18 million available.

In June 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan is the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan is secured by a first ranking charge on the project assets. In July 2012, the Company received $20 million representing the first advance under the facility. The interest rate on this advance was set at 6.35% . During the September 2013 quarter, the Company increased the size of the facility to $40 million. As part of the loan amendment, the terms of the remaining $10 million to be drawn on the original facility were amended to correspond to those of the new $10 million in funding. The initial $20 million drawn in July 2012 is repayable in blended monthly instalments over an eight-year period beginning in July 2014, with a “balloon” payment of $12 million to be repaid in July 2022. During the December 2013 quarter, the Company received the remaining $20 million on the facility. This second tranche bears interest at a rate of 6.86% and is repayable in blended monthly instalments over a period of eight years beginning in November 2014, with a “balloon” payment of $12 million to be repaid in October 2022.

Credit Ratings

Moody’s Investors Service (Moody’s) has assigned a B3 rating to the senior secured notes and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) has assigned a CCC+ rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “negative” outlook with respect to its rating. S&P has a “positive” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at July 31, 2014, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 28, 2013). During the December 2012 quarter, the Company granted a lender a five-year option to acquire 3 million common shares at a price of $7 per share. The option expires on August 30, 2017. During the December 2013 quarter, the Company granted the same lender a five-year option to acquire 712,000 common shares at a price of $3.783 per share. The option expires on December 11, 2018.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended June 28, 2014, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

Overall, the June 2014 quarterly results were better than anticipated. After experiencing relatively harsh winter conditions in the March 2014 quarter, all four business segments benefited from higher productivity and lower costs. This more than offset the negative effect of a stronger Canadian dollar and lower selling prices. The Specialty Cellulose segment results improved by $1 million due to lower costs at both pulp mills. The decline in specialty pulp prices was expected as the prior quarter had benefited from customer minimum volume penalties. The current quarter reflected the full impact of the lower contract prices that came into effect in January 2014. Prices for viscose grade also dropped in the most recent quarter. This market remains oversupplied and US $ prices are relatively low. Market conditions should remain at this level for the remainder of the calendar year. The improved results in the Forest Products segment were also driven by lower costs as the spring and summer months are normally lower cost periods for the sawmills. Stud lumber prices increased, closing the gap with random lumber as the latter declined. We anticipate similar results in the coming quarter. The Paper Pulp segment results saw a small improvement in profitability due to lower costs. The segment was able to make up for the weather related shortfall in shipments from the prior quarter. The new South American hardwood paper pulp capacity is impacting prices and we anticipate marginal profitability from this segment until the market absorbs this new capacity. The Paper segment rebounded well from what had been a very challenging March quarter, which was impacted by high prices for natural gas and electricity. The coated bleached board market is stable, but the export market for newsprint, on which North American producers are placing greater reliance, is under pressure.

The Company is looking forward to completing the construction of the Temiscaming, QC, specialty cellulose Cogen project in the coming quarter. While the total estimated cost has increased, the project remains a critical element that will materially improve the mill’s cost structure and margins. The Company is placing significant emphasis on training and commissioning in order to ensure a successful start-up of the boiler and turbine. The Company is also looking to complete the BC Land Sales Initiative. To date, $39 million has been realized and the Company will be focused on generating additional land sales in order to reach its $70 million objective.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2013				Fiscal 2014
		Dec 12	Mar 13	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14

Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	100	-
Book value per share ($)		0.99	1.34	1.69	2.19	2.54	2.18	2.39	-
Foreign exchange:
1 C $ = US $	- average	1.009	0.991	0.977	0.963	0.952	0.907	0.917	-
	- period end	1.004	0.984	0.951	0.971	0.934	0.904	0.938	-

1 euro = US $	- average	1.297	1.319	1.307	1.326	1.360	1.371	1.371	-
	- period end	1.322	1.282	1.302	1.353	1.374	1.375	1.365	-

1 euro = C $	- average	1.286	1.332	1.337	1.377	1.429	1.512	1.495	-
	- period end	1.317	1.302	1.369	1.393	1.471	1.521	1.455	-

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14

Operating earnings (loss)	7	(9)	18	12	19	3	34	-
Depreciation and amortization	11	9	9	11	8	9	9	-
Other items	1	24	3	1	(14)	6	(13)	-

Adjusted EBITDA	19	24	30	24	13	18	30	-

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense and capital expenditures. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, restricted cash and cash equivalents.

Total capitalization refers to net debt plus deferred tax liabilities, employee future benefit liabilities, provisions, other long-term liabilities, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2013						Fiscal 2014
	Dec 12	(1)	Mar 13	(1)	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14
Long-term debt	348		353		365	369	414	430	438	-
Net unamortized financing costs	16		16		17	17	17	17	17	-
Current portion of long-term debt	16		16		16	16	16	19	19	-
Operating bank loans / Bank indebtedness	69		86		57	57	61	81	87	-
Less: total cash	(57)		(35)		(94)	(74)	(52)	(31)	(29)	-
Net debt	392		436		361	385	456	516	532	-

Long-term liabilities	279		210		167	141	122	137	138	-
Shareholders' equity	99		134		169	219	254	218	239	-

Total capitalization	770		780		697	745	832	871	909	-

Net debt to total capitalization ratio	51%		56%		52%	52%	55%	59%	59%	-
(1) Ratio is calculated including liabilities classified as "held for sale"

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

		Sept. 28,
	June 28,	2013
	2014	(note 2)

ASSETS
Current assets:
Cash and cash equivalents	$26	$73
Restricted cash	3	1
Trade and other receivables	174	157
Income tax receivable	5	-
Inventories (note 3)	265	237
Prepaid expenses	11	6
Assets classified as held for sale	5	7
	489	481

Property, plant and equipment (note 4)	600	496
Biological assets	2	5
Employee future benefits	33	24
Other long-term receivables	9	10
Deferred tax assets	6	5
	$1,139	$1,021

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 5)	$87	$57
Trade, other payables and accrued charges	211	195
Interest payable	2	10
Income tax payable	-	8
Provisions	5	6
Current portion of long-term debt (note 6)	19	16
	324	292

Long-term debt (note 6)	438	369
Provisions	11	12
Employee future benefits	125	127
Other long-term liabilities	2	2
	900	802

Shareholders' equity:
Share capital	568	567
Deficit	(344)	(354)
Accumulated other comprehensive earnings	15	6
	239	219
	$1,139	$1,021

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Sales	$404	$399	$1,120	$1,182
Freight and other deductions	55	54	143	158
Lumber export taxes	-	1	-	2
Cost of sales (excluding depreciation and amortization)	302	296	864	892
Selling, general and administrative	15	18	50	56
Share-based compensation	2	-	2	1
Depreciation and amortization	9	9	26	29
Other items (note 8)	(13)	3	(21)	28
Operating earnings	34	18	56	16

Interest, foreign exchange and other	10	10	28	32
Exchange loss (gain) on long-term debt	(12)	11	11	21
Net finance costs (income) (note 9)	(2)	21	39	53
Earnings (loss) before income taxes	36	(3)	17	(37)

Income tax expense (note 10)	6	4	13	16
Net earnings (loss)	$30	$(7)	$4	$(53)

Basic and diluted net earnings (loss) in dollars per share (note 7)	$0.30	$(0.07)	$0.04	$(0.53)

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Net earnings (loss)	$30	$(7)	$4	$(53)

Other comprehensive earnings (loss), net of income taxes:
Items that will never be reclassified to earnings (loss):
Defined benefit pension plans and other benefit plans (note 11)	(2)	34	7	107
Income tax recovery (expense)	1	-	(1)	-
	(1)	34	6	107
Items that may be reclassified to earnings (loss) in future periods:
Foreign currency translation differences for foreign operations	(9)	8	9	12
Other comprehensive earnings (loss) for the period	(10)	42	15	119
Total comprehensive earnings	$20	$35	$19	$66

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Quarters ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

		Quarter ended June 28, 2014
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, March 29, 2014	$567	$24	$(373)	$218

Net earnings for the period	-	-	30	30
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	(2)	(2)
Income tax recovery	-	-	1	1
Foreign currency translation differences for foreign operations	-	(9)	-	(9)
Issue of warrants (note 7)	1	-	-	1

Balance - end of period, June 28, 2014	$568	$15	$(344)	$239

		Quarter ended June 29, 2013 (note 2)
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, March 30, 2013, as restated	$567	$(5)	$(428)	$134

Net loss for the period	-	-	(7)	(7)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	34	34
Foreign currency translation differences for foreign operations	-	8	-	8
Issue of warrants	-	-	-	-

Balance - end of period, June 29, 2013	$567	$3	$(401)	$169

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

		Nine months ended June 28, 2014
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 28, 2013	$567	$6	$(354)	$219

Net earnings for the period	-	-	4	4
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	7	7
Income tax expense	-	-	(1)	(1)
Foreign currency translation differences for foreign operations	-	9	-	9
Issue of warrants (note 7)	1	-	-	1

Balance - end of period, June 28, 2014	$568	$15	$(344)	$239

		Nine months ended June 29, 2013 (note 2)
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 29, 2012	$564	$(9)	$(455)	$100

Net loss for the period	-	-	(53)	(53)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	107	107
Foreign currency translation differences for foreign operations	-	12	-	12
Issue of warrants	3	-	-	3

Balance - end of period, June 29, 2013	$567	$3	$(401)	$169

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Cash flows from operating activities:
Net earnings (loss)	$30	$(7)	$4	$(53)
Adjustments for:
Depreciation and amortization	9	9	26	29
Net finance costs (note 9)	(2)	21	39	53
Income tax expense (note 10)	6	4	13	16
Income tax paid	(7)	(5)	(27)	(13)
Excess cash contributions over employee future benefits expense	(3)	(8)	(16)	(25)
Impairment loss (note 8)	-	-	-	22
Loss (gain) on sale of assets (note 8)	(14)	1	(35)	(1)
Settlement loss on pension plan (note 8)	-	-	7	-
Other	-	1	4	(2)
	19	16	15	26

Changes in non-cash working capital:
Trade and other receivables	(22)	19	(14)	23
Inventories	46	34	(28)	3
Prepaid expenses	(2)	4	(4)	(1)
Trade, other payables and accrued charges	(19)	(36)	16	(34)
	3	21	(30)	(9)
	22	37	(15)	17

Cash flows from investing activities:
Disbursements for property, plant and equipment	(44)	(31)	(119)	(93)
Proceeds from sale of assets (note 8)	16	97	40	99
Change in restricted cash	5	1	(2)	5
Other	-	1	-	2
	(23)	68	(81)	13

Cash flows from financing activities:
Change in operating bank loans	7	(29)	30	(11)
Increase in long-term debt	23	4	64	28
Repayments of long-term debt	(3)	(3)	(5)	(5)
Interest paid	(22)	(19)	(43)	(38)
	5	(47)	46	(26)
	4	58	(50)	4
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(1)	2	3	3
Net increase (decrease) in cash and cash equivalents	3	60	(47)	7

Cash and cash equivalents, beginning of period	23	34	73	87
Cash and cash equivalents, end of period	$26	$94	$26	$94

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

						Quarter ended June 28, 2014
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$94	$126	$95	$89	$-	$-	$404
Internal	14	-	7	-	4	(25)	-
	108	126	102	89	4	(25)	404

Freight and other deductions	11	11	21	12	-	-	55
Lumber export taxes	-	-	-	-	-	-	-
Cost of sales	89	91	77	66	4	(25)	302
Selling, general and administrative	3	5	1	3	3	-	15
Share-based compensation	-	-	-	-	2	-	2

Earnings (loss) before the following (adjusted EBITDA):	5	19	3	8	(5)	-	30
Depreciation and amortization	1	4	2	1	1	-	9
Other items (note 8)	-	-	-	-	(13)	-	(13)

Operating earnings	$4	$15	$1	$7	$7	$-	$34

Additions to property, plant and equipment	$1	$34	$1	$1	$-	$-	$37
Total assets	$162	$633	$149	$151	$44	$-	$1,139
Total liabilities	$59	$266	$33	$71	$471	$-	$900

					Quarter ended June 29, 2013 (note 2)
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$95	$120	$98	$86	$-	$-	$399
Internal	15	-	8	-	2	(25)	-
	110	120	106	86	2	(25)	399

Freight and other deductions	10	11	20	13	-	-	54
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	89	85	81	65	1	(25)	296
Selling, general and administrative	3	5	2	2	6	-	18
Share-based compensation	-	-	-	-	-	-	-

Earnings (loss) before the following (adjusted EBITDA):	7	19	3	6	(5)	-	30
Depreciation and amortization	2	4	3	-	-	-	9
Other items (note 8)	-	-	1	-	2	-	3

Operating earnings (loss)	$5	$15	$(1)	$6	$(7)	$-	$18

Additions to property, plant and equipment	$1	$24	$2	$3	$-	$-	$30

Total assets	$159	$468	$148	$119	$78	$-	$972

Total liabilities	$58	$210	$41	$123	$371	$-	$803

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

						Nine months ended June 28, 2014
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$272	$380	$215	$253	$-	$-	$1,120
Internal	47	-	22	-	11	(80)	-
	319	380	237	253	11	(80)	1,120

Freight and other deductions	31	32	46	34	-	-	143
Lumber export taxes	-	-	-	-	-	-	-
Cost of sales	273	282	181	197	11	(80)	864
Selling, general and administrative	9	15	4	8	14	-	50
Share-based compensation	-	-	-	-	2	-	2

Earnings (loss) before the following (adjusted EBITDA):	6	51	6	14	(16)	-	61
Depreciation and amortization	4	11	7	3	1	-	26
Other items (note 8)	-	-	-	-	(21)	-	(21)

Operating earnings (loss)	$2	$40	$(1)	$11	$4	$-	$56

Additions to property, plant and equipment	$4	$104	$3	$2	$-	$-	$113

Total assets	$162	$633	$149	$151	$44	$-	$1,139

Total liabilities	$59	$266	$33	$71	$471	$-	$900

					Nine months ended June 29, 2013 (note 2)
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$266	$343	$322	$251	$-	$-	$1,182
Internal	49	-	23	-	8	(80)	-
	315	343	345	251	8	(80)	1,182

Freight and other deductions	29	27	67	35	-	-	158
Lumber export taxes	2	-	-	-	-	-	2
Cost of sales	259	250	265	191	7	(80)	892
Selling, general and administrative	9	15	6	8	18	-	56
Share-based compensation	-	-	-	-	1	-	1

Earnings (loss) before the following (adjusted EBITDA):	16	51	7	17	(18)	-	73
Depreciation and amortization	6	10	11	2	-	-	29
Other items (note 8)	-	-	23	-	5	-	28

Operating earnings (loss)	$10	$41	$(27)	$15	$(23)	$-	$16

Additions to property, plant and equipment	$3	$72	$8	$6	$1	$-	$90

Total assets	$159	$468	$148	$119	$78	$-	$972

Total liabilities	$58	$210	$41	$123	$371	$-	$803

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34 – Interim Financial Reporting.

The accounting policies and the basis of presentation applied in these unaudited interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended September 28, 2013, except for the changes in accounting policies described below. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Company’s interim results are not necessarily indicative of its results for a full year.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements and, accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 28, 2013.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on July 31, 2014.

Accounting estimates and judgments

The preparation of unaudited interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these unaudited interim consolidated financial statements, the significant judgments made by management in applying the Company’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended September 28, 2013.

Changes in accounting policies

At the beginning of the fiscal year, the Company adopted the amended IAS 19, Employee Benefits, which changes the recognition and measurement of defined benefit pension plans expense, other benefit plans expense, termination benefits and enhances the disclosure of employee future benefits. The most significant changes include the accounting for past service costs, which are no longer recognized over a service period, but are instead recognized immediately in the period of a plan amendment. In addition, the expected return on plan assets is now assumed to be equal to the discount rate applied to measure the defined benefit obligation. As such, a net interest cost (income) is calculated on the net defined benefit liability (asset). The Company has restated its comparative period results following the adoption of amended IAS 19.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

2.	Basis of presentation (continued) Changes in accounting policies (continued)

The effect of adopting the amended standard on the consolidated balance sheets was as follows:

	As reported	Change	Restated
As at September 29, 2012

Employee future benefits	$285	$2	$287
Deficit	$(453)	$(2)	$(455)

As at September 28, 2013

Employee future benefits	$126	$1	$127
Deficit	$(353)	$(1)	$(354)

The effect of adopting the amended standard on the consolidated statement of net earnings (loss) and comprehensive earnings (loss) for the quarter and nine months ended June 29, 2013, is as follows:

	Quarter ended June 29, 2013
	As reported	Change	Restated
Operating earnings	$17	$1	$18
Net finance costs	17	4	21
Income tax expense	4	-	4
Net loss	(4)	(3)	(7)

Defined benefit pension plans and other benefit plans	30	4	34
Foreign currency translation differences for foreign operations	8	-	8
Total comprehensive earnings	$34	$1	$35

Basic and diluted net loss in dollars per share	$(0.04)		$(0.07)

	Nine months ended June 29, 2013
	As reported	Change	Restated
Operating earnings	$16	$-	$16
Net finance costs	40	13	53
Income tax expense	16	-	16
Net loss	(40)	(13)	(53)

Defined benefit pension plans and other benefit plans	93	14	107
Foreign currency translation differences for foreign operations	12	-	12
Total comprehensive earnings	$65	$1	$66

Basic and diluted net loss in dollars per share	$(0.40)		$(0.53)

The amended IAS 19 had no impact on cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

The Company also adopted IFRS 7, Financial Instruments – Disclosures, and IFRS 13, Fair Value Measurement. The adoption of these standards had no significant impact on the unaudited interim consolidated financial statements.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Inventories

	June 28,	Sept. 28,
	2014	2013
Finished goods	$126	$111
Logs and wood chips	65	55
Supplies and materials	74	71
	$265	$237

Inventories carried at net realizable value	$23	$22

During the quarters ended in June 2014 and 2013, cost of sales consists primarily of inventories recognized as an expense. Inventories at June 28, 2014, were written down by $3 million (September 28, 2013 - $4 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

4.	Property, plant and equipment

	Net book value
	June 28,	Sept. 28,
	2014	2013
Land	$3	$3
Buildings	41	42
Production equipment:
Pulp and paper	256	238
Sawmill	15	15
Forest access roads	10	9
Assets under construction	275	189
	$600	$496

In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose manufacturing facility in Temiscaming, Quebec. The Company had previously indicated that the total construction cost of the project would be approximately $235 million. During the June 2014 quarter, the Company completed a detailed re-estimation exercise for the project and is now forecasting a total estimated cost of $255 million. As at the end of June 2014, the Company had incurred $232 million of capital expenditures for this project and had $13 million of outstanding commitments. For the nine-month period ended June 28, 2014, the Company had total additions to property, plant and equipment of $113 million, of which $95 million was for the upgrade of the specialty cellulose mill.

5.	Operating bank loans

The Canadian operations are supported by a $175 million asset-based revolving credit facility (ABL). On June 26, 2014, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2018. The amending agreement provides for a one-year reduction of $15 million in ABL reserves, which increases availability by the same amount. As at June 28, 2014, the amount available, based on eligible receivables and inventories, was $158 million of which $79 million was drawn and $56 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of June 2014, the amount available was $25 million of which $8 million was drawn.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Long-term debt

This note provides information about the contractual terms of the Company’s long-term interest-bearing loans and borrowings, which are measured at amortized cost.

		June 28,	Sept. 28,
	Maturity	2014	2013
Tembec Industries Inc. - US $305 million - 11.25% senior secured notes	12/2018	$325	$314
Tembec Energy LP - 6.35% term loan secured by a first ranking charge	07/2022	20	20
Tembec Energy LP - 6.86% term loan secured by a first ranking charge	10/2022	20	-
Tembec Energy LP - 5.5% term loan secured by a second ranking charge	03/2028	75	40
Tembec Energy LP - 5.5% term loan secured by a second ranking charge	03/2020	8	-
Tembec Tartas SAS	Various	15	17
Kirkland Lake Engineered Wood Products Inc.	Various	9	9
Other	Various	2	2
		474	402

Less current portion		19	16
Less unamortized financing costs		17	17
		$438	$369

During the June 2014 quarter, the Company received three advances totalling $15 million (Nine-month period ended June 2014 - $35 million) on the Tembec Energy LP – 5.5%, $75 million term loan secured by a second ranking charge.

During the June 2014 quarter, the Company received two advances totalling $8 million on the Tembec Energy LP – 5.5%, $18 million term loan secured by a second ranking charge.

On October 18, 2013, the Company received an advance of $20 million on the Tembec Energy LP – 6.86%, term loan secured by a first ranking charge.

The Company’s credit agreements contain terms and conditions that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

7.	Share capital

Warrants

In connection with the Tembec Energy LP - $18 million term loan facility, the Company granted the lender an option to acquire 712,000 common shares of the Corporation at a price of $3.78 per share. The warrants expire on December 11, 2018.

During the June 2014 quarter, concurrently with the first disbursement under the term loan facility, the Company recorded the estimated value of the warrants, which was determined to be $1 million.

Issued and fully paid

	June 28,	Sept. 28,
	2014	2013
100,000,000 common shares	$564	$564
3,712,000 warrants (Sept 28, 2013 - 3,000,000 warrants)	4	3
	$568	$567

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

7.	Share capital (continued)

Net earnings (loss) per share

The following table provides the reconciliation between basic and diluted net earnings (loss) per share:

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Net earnings (loss)	$30	$(7)	$4	$(53)

Weighted average number of common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-	-	-

Weighted average number of diluted common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Basic and diluted net earnings (loss) in dollars per share	$0.30	$(0.07)	$0.04	$(0.53)

Share-based compensation

During the December 2013 quarter, non-executive members of the Board of Directors were granted 830,581 Deferred Share Units (DSUs). These DSUs vest in three equal amounts over three years beginning in January 2014. As at June 28, 2014, 1,950,413 DSUs are outstanding with a related liability of $5 million recorded in trade, other payables and accrued charges.

During the December 2013 quarter, 557,808 DSUs were granted to senior executives under the Performance-Conditioned Share Unit (PCSU) plan. As at June 28, 2014, 1,425,016 PCSUs are outstanding with a related liability of $1 million recorded in trade, other payables and accrued charges.

8.	Other items

The following table provides a summary of the other items by business segment of the Company:

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)

Paper Pulp:
Loss on sale of Skookumchuck, BC, pulp mill	$-	$1	$-	$1
Impairment loss - Skookumchuck, BC, pulp mill	-	-	-	22
	-	1	-	23

Corporate:
Gain on sale of BC lands	(14)	-	(34)	-
Gain on sale of assets	-	-	(1)	(2)
Settlement loss on BC pension plan	-	-	7	-
Reorganization - severance costs	-	-	3	-
Costs for permanently idled facilities	1	2	4	7
	(13)	2	(21)	5
	$(13)	$3	$(21)	$28

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Other items (continued)

2014

On September 30, 2013, the Company announced the BC Lands Sale Initiative. During the June 2014 quarter, the Company completed the sale of various parcels of land realizing a gain of $14 million on total proceeds of $16 million. For the nine-month period ended June 28, 2014, the Company recorded a gain of $34 million on total proceeds of $39 million.

During the June 2014 quarter, the Company recorded a charge of $1 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal, pension plans administration expenses and remediation activities. For the nine-month period ended June 28, 2014, these charges amounted to $4 million.

On March 10, 2014, the Company recorded a gain of $1 million relating to the sale of its pulp mill located in Chetwynd, British Columbia (BC), for a nominal amount and the assumption of certain liabilities by the buyer.

During the March 2014 quarter, the Company signed an agreement to settle the defined benefit obligations of its BC pension plan and incurred a non-cash settlement loss of $7 million. In relation with the settlement, the Company recorded a $4 million gain in other comprehensive earnings (loss) for previously unrecognized pension assets due to the asset ceiling limit.

During the December 2013 quarter, the Company reorganized certain management functions and roles and recorded a charge of $3 million for severance costs associated with personnel reductions.

2013

On May 17, 2013, the Company sold its pulp mill located in Skookumchuck, BC, for proceeds of $97 million. As a result of the sale, the Company recorded a loss of $1 million in the June 2013 quarter. The following table provides information related to Balance Sheet items of the mill at time of sale:

Current assets	$41
Long-term assets	79
Current liabilities	(12)
Employee future benefits and other (restated note 2)	(10)
$98

During the March 2013 quarter, the Company announced that it had reached an agreement to sell its pulp mill located in Skookumchuck, BC. The Company recorded an impairment charge of $22 million on the non-current assets to reflect anticipated net proceeds of sale.

During the June 2013 quarter, the Company recorded a charge of $2 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal, pension plans administration expenses and remediation activities. For the nine-month period ended June 29, 2013, these charges amounted to $7 million.

During the December 2012 quarter, the Company recorded a gain of $2 million relating to the sale of land and building in Cranbrook, BC.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Net finance costs

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Interest on long-term debt	$12	$10	$34	$30
Interest on short-term debt	1	1	2	2
Bank charges and other financing expenses	1	1	2	2
Net foreign exchange gain, excluding exchange on long-term debt	-	(2)	(1)	(3)
Exchange loss (gain) on long-term debt	(12)	11	11	21
Net interest cost on defined benefit plans	1	2	3	7
Interest capitalized on assets under construction	(5)	(2)	(12)	(6)
	$(2)	$21	$39	$53

Finance costs	$10	$23	$40	$56
Finance income	(12)	(2)	(1)	(3)
Net finance costs	$(2)	$21	$39	$53

10.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Earnings (loss) before income taxes	$36	$(3)	$17	$(37)
Income tax expense (recovery) based on combined federal and provincial income tax rates of 26.2% (2013 - 26.3%)	$9	$(1)	$4	$(9)

Increase (decrease) resulting from:
Difference in statutory income tax rates	2	-	4	4

Permanent differences and other tax adjustments	(2)	4	2	5
Recognition of previously unrecognized tax assets	(3)	-	-	-
Unrecognized tax assets	-	1	3	16
	(3)	5	9	25
Income tax expense	$6	$4	$13	$16

Income taxes:
Current	$5	$4	$14	$14
Deferred	1	-	(1)	2
Income tax expense	$6	$4	$13	$16

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Employee future benefits

The Company measures its defined benefit obligations and the fair value of plan assets at year-end. At the end of each interim reporting period, the Company estimates changes in its accrued benefit liabilities based upon variations in discount rates and rates of return on plan assets, as well as any significant changes to the plans, if any.

The following table presents the Company’s employee future benefit costs included in net earnings (loss):

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Defined benefit pension plans	$3	$3	$7	$8
Defined contribution and other retirement plans	2	1	5	5
Other benefit plans	-	-	1	1
Current service cost	$5	$4	$13	$14

Administration expenses	$-	$-	$1	$1

Net interest cost	$1	$2	$3	$7

Settlement loss on BC pension plan (note 8)	$-	$-	$7	$-

The variation in discount rate on obligations, the return on plan assets excluding amounts included in net interest on the net liability and the revised mortality table generated a gain (loss) on employee future benefits, included in other comprehensive earnings (loss), as follows:

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)

Actuarial gain (loss) - variation in discount rate	$(20)	$41	$(47)	$83
Return on plan assets (excluding interest income)	19	(7)	70	24
Actuarial loss - mortality table	(2)	-	(16)	-
Effect of limit on recognition of assets	1	-	-	-
	$(2)	$34	$7	$107

The actuarial loss on variation in discount rate recognized in the statement of comprehensive earnings (loss) for the period ended June 28, 2014, was based on a variation of the discount rate for pension plans from 4.60% used at September 28, 2013, to 4.70% at December 28, 2013, 4.34% at March 29, 2014 and 4.16% at June 28, 2014. The actual rate of return for the nine-month period was 12.7% (annualized 16.9%), which is 9.4% higher than the amount recorded in interest income of 3.3% (annualized 4.6%) .

During the March 2014 quarter, the Canadian Institute of Actuaries issued the Canadian Pensioners’ Mortality Table for private sector pension plans. An actuarial loss of $16 million was recorded to reflect the impact of this table on the Canadian pension plans.

12.	Financial instruments Fair value

The carrying value and the fair value of long-term debt are as follows:

	June 28,	Sept. 28,
	2014	2013
Carrying value	$457	$385
Fair value	$498	$428

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Financial instruments (continued)

Financial risk management

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 28,	Sept. 28,
	2014	2013
Loans and receivables, other than cash, cash equivalents and restricted cash	$183	$167
Cash, cash equivalents and restricted cash	$29	$74

Exposure to liquidity risk

The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments, seasonal working capital requirements and general corporate purposes, which would amount to approximately $135 million to $150 million of liquidity.

Repayment of amounts due within one year is funded by normal collection of current trade accounts receivable. Liquidity in the form of cash, cash equivalents and unused revolving credit facilities is also maintained to assist in the solvency and financial flexibility of the Company. Liquidity as at June 28, 2014, totalled $69 million (September 28, 2013 - $109 million). The Company anticipates that the liquidity will likely remain below its stated objective as the capital expenditures associated with the Temiscaming project continue. In order to address this situation, the Company entered into two secured term loan facilities totalling $133 million of which $10 million is undrawn.

The Company is actively pursuing its BC Land Sales Initiative as well as options to increase liquidity. The Company has an agreement to sell additional parcels for cash proceeds of $20 million. The closing of the transaction is conditional on the purchaser obtaining adequate financing. There can be no assurance that the transaction will be consummated. The Company is also pursuing other alternatives to enhance liquidity including, but not limited to, the potential sale of other assets, the refinancing of existing indebtedness and other capital market initiatives. There can be no assurance that the Company will be successful in its efforts. The Company’s liquidity is also dependent on generating a sufficient amount of adjusted EBITDA and cash flow from operations. These can be significantly impacted by changes to the relative value of the Canadian dollar, product selling prices and the cost of inputs utilized in manufacturing processes. Based on existing liquidity, current initiatives to obtain additional liquidity and anticipated future operating cash flow, the Company believes that it will be able to adequately fund its operations and meet its future obligations as they become due. This determination could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events, that are beyond the Company’s control.

The following are the contractual maturities of financial liabilities, including interest payments:

						June 28, 2014
	Carrying		Contractual				After
	amount		cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$462	(1)	$677	$56	$103	$412	$106
Unsecured loans	12		12	7	4	1	-
Operating bank loans	87		87	87	-	-	-
Trade and others	213		213	213	-	-	-
	$774		$989	$363	$107	$413	$106
(1) before financing costs

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

13.	Capital management

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. The net debt to total capitalization ratio of the Company was 59% as at June 28, 2014 (September 28, 2013 – 52%). The increase was due to a higher debt borrowed primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during the period.